UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 17, 2011

Commission File Number 1-15200

Statoil ASA
(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on November 17, 2011 titled “Execution of Debt Capital Market Transactions.”

Execution of debt capital market transactions

Stock Market Announcement

Yesterday, Wednesday November 16, 2011, Statoil ASA, guaranteed by Statoil Petroleum AS, executed the following capital market transactions:

•	Issue of USD 650,000,000 1.80% Notes due November 23, 2016
•	Issue of USD 750,000,000 3.15% Notes due January 23, 2022
•	Issue of USD 350,000,000 4.25% Notes due November 23, 2041

The net proceeds from the issue of the Notes will be used for general corporate purposes. The transactions will increase the financial flexibility of the company.

The deal has been fully placed. The settlement date is November 23, 2011.

Statoil ASA Notes are expected to receive Aa2 and AA- credit ratings from Moody's and Standard & Poor's, respectively.

Any public offering in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Statoil ASA and Statoil Petroleum AS and previously declared effective.

Further information from:

Investor relations:

Hilde Merete Nafstad, Senior vice president, +47 957 83911

Morten Sven Johannessen, VP Investor Relations USA, +1 2039786950 / +1 2035702524

Press:

Fredrik Norman, media relations, +47 918 66567

Finance:

Tron Vormeland, Vice president, Corporate financing, +47 905 40135 (mobile), +47 51 99 42 97 (office)

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Statoil ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This information is subject of the disclosure requirements acc. to § 5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Date: November 17, 2011	By:	/s/ Torgrim Reitan
Name: Torgrim Reitan
Title: Chief Financial Officer